March 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Bilbao Vizcaya Argentaria, S.A., under the Exchange Act of 1934.

- 4.150% Senior Non-Preferred Fixed Rate Notes due 2029
- 5.127% Senior Non-Preferred Fixed Rate Notes due 2036
- Senior Non-Preferred Floating Rate Notes due 2029

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com